



SECURITIES AND EXCHANGE COMMISSION 07006651

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 043933

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Global Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

234 E. Colorado Blvd., Suite M120
(No and Street)

Pasadena (City) California (State) 91101-2252 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NobleTrenham (626) 568-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Noble Trenham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Global Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 27 day of March, 2007

Notary Public


LOUIS JILLY
Commission # 1429990
Notary Public - California
Los Angeles County
My Comm. Expires Jul 12, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Breard & Associates, Inc.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
First Global Securities, Inc.:

We have audited the accompanying statement of financial condition of First Global Securities, Inc. (the Company) as of December 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Global Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 16, 2007

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

First Global Securities, Inc.
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$	3,391
Deposit with clearing firm		10,204
Marketable securities, at market value		330,764
Receivable from clearing firm		13,757
Receivable from related parties		119,096
Furniture, fixtures and equipment, net		832
Deposit		15,337
Other assets		1,000
Total assets	$	494,381

Liabilities and Stockholders' Equity

Liabilities		
Bank overdraft	$	18,710
Accounts payable and accrued expenses		2,256
Commissions payable		3,095
Settlement payable		8,384
Margin payable		37
Total liabilities		32,482
Stockholders' equity		
Common stock, $4 par value, 10,000 shares authorized, 1,000 issued and outstanding		4,000
Additional paid-in capital		705,353
Accumulated deficit		(247,454)
Total stockholders' equity		461,899
Total liabilities and stockholders' equity	$	494,381

The accompanying notes are an integral part of these financial statements.

First Global Securities, Inc.
Statement of Income
For the Year Ended December 31, 2006

Revenue	
Commissions	$ 365,207
Interest and dividend income	21,247
Gains (losses) from investments in marketable securities	367,313
Other income	17,791
Total revenue	771,558
Expenses	
Commissions, trading fees and floor brokerage	106,218
Employee compensation and benefits	40,380
Communications	13,748
Interest	3,281
Occupancy & equipment rental	85,775
Taxes, other than income taxes	11,457
Other operating expenses	204,931
Total expenses	465,790
Net income (loss) before income tax provision	305,768
Income tax provision	800
Net income (loss)	$ 304,968

The accompanying notes are an integral part of these financial statements.

First Global Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2006

	Common Stock	Additional Paid - In Capital	Accumulated Deficit	Total
Balance at December 31, 2005	$ 4,000	$ 664,353	$ (552,422)	$ 115,931
Additional investment	–	41,000	–	41,000
Net income (loss)	–	–	304,968	304,968
Balance at December 31, 2006	$ 4,000	$ 705,353	$ (247,454)	$ 461,899

First Global Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:		
Net income (loss)		$ 304,968
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 873	
(Increase) decrease in:		
Receivable from clearing firm	(36)	
Deposit held at clearing firm	(141)	
Marketable securities, at market value	(279,392)	
Receivable – other	25,000	
(Decrease) increase in:		
Bank overdraft	18,710	
Margin payable	(3,115)	
Accounts payable and accrued expenses	(4,205)	
Commissions payable	(2,721)	
Income taxes payable	(1,600)	
Total adjustments		(246,627)
Net cash and cash equivalents provided by (used in) operating activities		58,341
Cash flows from investing activities:		–
Cash flows from financing activities:		
Loans made to related parties	(87,159)	
Additional investment	41,000	
Repayment of long term debt	(13,404)	
Net cash and cash equivalents provided by (used in) financing activities		(59,563)
Net increase (decrease) in cash and cash equivalents		(1,222)
Cash and cash equivalents at beginning of year		4,613
Cash and cash equivalents at end of year		$ 3,391
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 3,281	
Income taxes	$ 4,693	

The accompanying notes are an integral part of these financial statements.

Note 1: <u>GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

General

First Global Securities, Inc. (the "Company") is a California corporation incorporated on March 8, 1991. The Company is a member of the National Association of Securities Dealers ("NASD"), and the Securities Investor Protection Corporation ("SIPC"). The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer. The Company does not hold customer funds and/or securities.

The Company has about three hundred (300) accounts with no one account contributing a significant revenue source; the vast majority of clients are in Southern California.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

The receivable from clearing firm is stated at face value with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a settlement date basis, except for propriety transactions, commission revenues and the related expenses which are recorded on a trade date basis.

Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determined.

Marketable securities are valued at market value. Mark-to-market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts. The securities are sold on a first-in, first-out basis; however, certain securities are inventoried on a specific identification basis.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Furniture, fixtures and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture, fixtures and equipment are depreciated over their estimated useful lives ranging from five (5) to seven (7) years by the straight-line method.

Advertising costs are expensed as incurred. For the year ended December 31, 2006, the Company charged $3,153 to other operating expenses for advertising costs.

Note 2: DEPOSIT WITH CLEARING FIRM

The Company has deposited $10,204, with Penson Financial Services, Inc. for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 3: MARKETABLE SECURITIES, AT MARKET VALUE

Marketable securities, at market value consisted of the following at quoted market values:

Corporate stocks	$ 330,764

The Company included in income an unrealized gain of $199,682 and a realized gain of $167,631 on the mark-to-market accounting on these securities.

The Company buys securities in its proprietary accounts at the clearing firm on margin. The interest on the margin account varies but at year end, the interest rate was 8.95%. The margin interest expense paid for the year was $1,864. The margin balance at December 31, 2006, was $37.

Note 4: FURNITURE, FIXTURES AND EQUIPMENT, NET

The furniture, fixtures and equipment are recorded at cost.

		Depreciable Life Years
Furniture & fixtures	$ 34,569	7
Computers	3,325	5
Equipment	17,857	5
	55,751	
Less accumulated depreciation	(54,919)	
Furniture, fixtures and equipment, net	$ 832	

Depreciation expense for the year ended December 31, 2006, was $873.

Note 5: INCOME TAXES

The income tax provision for the year ended December 31, 2006, consists of California Franchise Tax Board minimum tax of $800.

The Company has available at December 31, 2006, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $75,942, that expire as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended December 31,
$ 56,183	2020
229,575	2022
99,232	2023
46,914	2024
74,378	2025
$ 506,282	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 6: RELATED PARTY TRANSACTIONS

Receivable from related parties consists of an advance to one of its officers of $80,522. This receivable also contains an advance to an affiliated company owned by another officer in the amount of $38,574. These loans are non-interest bearing and due on demand.

During the year ended December 31, 2006, the Company paid one of its officers $38,000 for the rental of a condominium, used for client lodging, entertainment and meetings, included in occupancy and equipment rental.

Note 7: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a 5-year lease agreement for office space which expired October 31, 2006. The lease was extended from November 1, 2006 to October 31, 2008. The Company entered into a three year lease agreement for an automobile on January 31, 2006. The Company also entered a non-cancellable lease for office equipment

Future minimum lease payments under these leases are as follows:

Year ending December 31,	Amount
2007	$ 57,152
2008	48,502
2009	3,368
2010 & thereafter	–
Total	$ 109,022

For the year ended December 31, 2006, the rent expense, auto expenses and equipment lease were $41,173, $12,761 and $3,602 respectively.

The Company reached a settlement for arbitration with the NASD, and entered into a 24 month loan to finance this settlement.

Future minimum principal payments for the settlement are as follows:

December 31,	
2007	$ 8,384
2008 & thereafter	–
	$ 8,384

Note 7: COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies

The Company operates as a $5,000 net capital broker/dealer, with the NASD, which allows the Company to execute ten (10) proprietary trades per calendar year. On February 14, 2006, the Company exceeded this ten trade limit in violation of their operating agreement. Under SEC Rule 15c3-1, subparagraph (a)(2)(iii)(B), the Company is required to maintain a net capital of $100,000 once it has engaged in more than ten proprietary transactions for a calendar year. Management believes it has had adequate net capital since exceeding the ten trade limit, however the company has not received approval from the NASD to operate with the new required net capital. No adjustments have been made to these financials for possible NASD fines and/or penalties for this violation.

Note 8: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 9: SUBSEQUENT EVENTS

Subsequent to year end, but prior to the issuance of these financial statements, the Company was awarded a judgement in the amount of $125,000. At this time, no adjustment have been made to these financial statements for this settlement.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

The second step is measurement of any tax position that meets the more-likely-than-not recognition threshold to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the de-recognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006.

The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material. The second step is measurement of any tax position that meets the more-likely-than-not recognition threshold to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the de-recognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material.

In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements.

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2006, the Company had net capital of $241,401, which was $236,401 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($32,482) to net capital was 0.13 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 12: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $5,569 difference between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited Focus part IIA.

Net capital per unaudited schedule		$ 235,832
Adjustments:		
Accumulated deficit	$ 173,677	
Additional paid-in capital	(137,311)	
Non-allowable assets	(30,972)	
Haircuts on money market	(68)	
Undue concentration	243	
Total adjustments		5,569
Net capital per audited statements		$ 241,401

First Global Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2006

Computation of net capital		
Stockholders' equity		
Common stock	$ 4,000	
Additional paid–in capital	705,353	
Accumulated deficit	(247,454)	
Total stockholder's equity		$ 461,899
Less: Non–allowable assets		
Furniture, fixtures and equipment, net	(832)	
Receivable from related parties	(119,096)	
Deposit	(15,337)	
Other assets	(1,000)	
Total adjustments		(136,265)
Net capital before haircuts and undue concentration		325,634
Less: Adjustments to net capital		
Haircuts on securities	(49,615)	
Haircuts on money market funds	(68)	
Undue concentration	(34,550)	
Total adjustment to net capital		(84,233)
Net capital		241,401
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 2,163	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 236,401
Ratio of aggregate indebtedness to net capital	0.13:1	

There was a $5,569 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2006. See Note 12.

See independent auditor's report.

First Global Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2006

A computation of reserve requirements is not applicable to First Global Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

First Global Securities, Inc.
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2006

Information relating to possession or control requirements is not applicable to First Global Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

First Global Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2006

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
First Global Securities, Inc.:

In planning and performing our audit of the financial statements of First Global Securities, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 16, 2007

END